SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

PowerBrief, Inc.
(formerly known as Integrated Orthopaedics, Inc.)
(Name of Issuer)

Common Stock, Par Value $.001 Par Value
(Title of Class of Securities)

73932E109
(Cusip Number)

J. Taylor Crandall
201 Main Street
Fort Worth, Texas  76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 29,687,696 shares, which constitutes approximately 55.0% of the 53,935,221 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 28,508,909 shares outstanding.

1.     Name of Reporting Person:

        FW Integrated Orthopaedics Investors, L.P.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power:  2,128,192
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:   2,128,192
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,678,183 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

         /   /

13.     Percent of Class Represented by Amount in Row (11): 12.2% (2)

14.     Type of Reporting Person: PN
-----------
(1)  Includes 486,395 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable. Also includes 1,063,596 shares of the Stock covered by warrants that are not currently exercisable (see Item 6).
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 30,058,900 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Group 31, Inc.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 2,128,192 (1)
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 2,128,192 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,678,183(1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 12.2% (3)

14.     Type of Reporting Person: CO
------------
(1)  Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P.
(2)  Includes 486,395 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable.  Also includes 1,063,596 shares of the Stock covered by warrants that are not currently exercisable (see Item 6). FW Integrated Orthopaedics Investors, L.P. is the direct owner of such securities.
(3)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 30,058,900 shares of the Stock outstanding.

1.     Name of Reporting Person:

        J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: USA

                  7.     Sole Voting Power: 2,133,192 (1)
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 2,133,192 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         26,009,513 (1)(2)(3)(4)(5)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

         /   /

13.     Percent of Class Represented by Amount in Row (11): 49.7% (6)

14.     Type of Reporting Person: IN
------------
(1)  Solely in his capacity as President and sole shareholder of Group Special Investments, Inc. with respect to 5,000 shares of the Stock, and solely in his capacity as President and sole shareholder of Group 31 Inc., in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P., with respect to 2,128,192 shares of the Stock.
(2)  Solely in his capacity as President and sole shareholder of Group Special Investments, Inc. with respect to 7,500 shares of the Stock, and solely in his capacity as President and sole shareholder of Group 31 Inc., in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P. with respect to 3,678,183 shares.
(3)  Includes 486,395 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable.  FW Integrated Orthopaedics Investors, L.P. is the direct owner of such securities. Also includes 1,066,096 shares of the Stock covered by warrants that are not currently exercisable, of which FW Integrated Orthopaedics Investors, L.P. owns 1,063,596 and Group Special Investments, Inc. owns 2,500 (see Item 6).
(4)  Solely in his capacity as President of Group III 31, L.L.C., general partner of FW PowerBrief Investors, L.P. with respect to 22,321,430 shares of Common Stock that may be acquired upon the conversion of 2,232,143 shares of the Issuer's Series A Convertible Preferred Stock.
(5)  Includes 2,400 shares issuable upon exercise of options granted to Mr. Crandall pursuant to a stock option plan.
(6)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 52,385,230 shares of the Stock outstanding.

1.     Name of Reporting Person:

        FW Integrated Orthopaedics Investors II, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /    /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 2,128,192
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 2,128,192
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,678,183 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 12.2% (2)

14.     Type of Reporting Person: PN
------------
(1)  Includes 486,395 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable. Also includes 1,063,596 shares of the Stock covered by warrants that are not currently exercisable (see Item 6).
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 30,058,900 shares of the Stock outstanding.

1.     Name of Reporting Person:

        FW Group Genpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 2,128,192 (1)
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 2,128,192 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          3,678,183 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 12.2% (3)

14.     Type of Reporting Person: CO
------------
(1)  Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2)  Includes 486,395 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable.  Also includes 1,063,596 shares of the Stock covered by warrants that are not currently exercisable (see Item 6). FW Integrated Orthopaedics Investors, II, L.P. is the direct owner of such securities.
(3)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 30,058,900 shares of the Stock outstanding.

1.     Name of Reporting Person:

        David G. Brown

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: USA

                  7.     Sole Voting Power: 2,128,192 (1)
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 2,128,192 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,678,183 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 12.2% (3)

14.     Type of Reporting Person: IN
------------
(1)  Solely in his capacity as President and sole shareholder of FW Group Genpar, Inc. in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2)  Includes 486,395 shares of the Stock that may be acquired upon exercise of warrants that are currently exercisable.  Also includes 1,063,596 shares of the Stock covered by warrants that are not currently exercisable (see Item 6). FW Integrated Investors II, L.P. is the direct beneficial owner of such securities.
(3)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 30,058,900 shares of the Stock outstanding.

1.     Name of Reporting Person:

         Group Special Investments, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /    /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Texas

                  7.     Sole Voting Power: 5,000 (1)
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 5,000 (1)
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          7,500 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

         /   /

13.     Percent of Class Represented by Amount in Row (11): less than 0.1% (3)

14.     Type of Reporting Person: CO
------------
(1)  Power is exercised through its President and sole shareholder, J. Taylor Crandall.
(2) Includes 2,500 shares of the Stock covered by warrants that are not currently exercisable (see Item 6).
(3)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 28,511,409 shares of the Stock outstanding.

1.     Name of Reporting Person:

        FW PowerBrief Investors, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /    /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00-Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Delaware

                  7.     Sole Voting Power: -0-
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         22,321,430 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 43.9% (2)

14.     Type of Reporting Person: PN
------------
(1)  Represents 22,321,430 shares of Common Stock that may be acquired upon the conversion of 2,232,143 shares of the Issuer's Series A Convertible Preferred Stock.
(2)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 50,830,339 shares of the Stock outstanding.

1.     Name of Reporting Person:

       Group III 31, L.L.C.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /    /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: Delaware

                  7.     Sole Voting Power: -0-
Number of
Units
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: -0-
Person
With
                  10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         22,321,430 (1)(2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 43.9% (3)

14.     Type of Reporting Person: CO
------------
(1)  Solely in its capacity as the sole general partner of FW PowerBrief Investors, L.P.
(2)  Represents 22,321,430 shares of Common Stock that may be acquired upon the conversion of 2,232,143 shares of the Issuer's Series A Convertible Preferred Stock.
(3)  Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 50,830,339 shares of the Stock outstanding.


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 12, 1997, as amended by Amendment No. 1 dated March 31, 1998, as amended by Amendment No. 2 dated October 26, 1998, as amended by Amendment No. 3 dated February 18, 1999, as amended by Amendment No. 4 dated January 10, 2000, as amended by Amendment No. 5 dated August 4, 2000, as amended by Amendment No. 6 dated August 8, 2000 (the "Schedule 13D"), relating to the Common Stock, $.001 par value, of PowerBrief, Inc., formerly known as Integrated Orthopaedics, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.     SECURITY AND ISSUER.

Item 1 is hereby restated in its entirety as follows:

     This statement relates to the common stock, par value $.001 (the "Stock"), of the Issuer. On February 27, 2001, the Issuer merged with PowerBrief, Inc., a Delaware corporation, and the Issuer, as the surviving entity, changed its name to PowerBrief, Inc., a Texas corporation (the "Merger"). The principal executive offices of the Issuer are located at 5858 Westheimer, Suite 500, Houston, Texas 77057.

Item 2.     IDENTITY AND BACKGROUND.

Item 2(a) is hereby partially amended by adding at the end thereof the following:

     FW PowerBrief Investors, L.P., a Delaware limited partnership ("FW PowerBrief") and Group III 31, L.L.C., a Delaware limited liability company ("Group III") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by FW PowerBrief or Group III or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to FW PowerBrief and Group III.

Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

FW POWERBRIEF

     FW PowerBrief is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of FW PowerBrief, which also serves as its principal office, is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

GROUP III

     Group III is a Delaware limited liability company whose principal business is serving as the general partner of various investment partnerships. Group III's business address is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

(d) - (f)

No material change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by adding at the end thereof the following information with respect to FW PowerBrief:

     FW PowerBrief expended an aggregate of $ 2,500,000.16 in purchasing shares of the Issuer's Series A Convertible Preferred Stock as reported in Item 5(c) herein.  Such funds constitute contributions from partners.

Item 4.      PURPOSE OF TRANSACTION.

Item 4 is amended by adding at the end thereof the following:

     As reported in Item 5(c) and Item 6 herein, on March 27, 2001, FW PowerBrief purchased 2,232,143 shares of the Issuer's convertible preferred stock, series A (the "Series A Stock"), and, together with certain other of the Reporting Persons, entered into a registration rights agreement, a voting agreement and an indemnification agreement with the Issuer. The descriptions of the transactions and agreements set forth in Item 5(c) and Item 6 herein are hereby incorporated into Item 4 by this reference.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

FW Investors

     The aggregate number of shares of the Stock that FW Investors owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,678,183 which constitutes approximately 12.2% of the 30,058,900 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Group

     Because of its position as the sole general partner of FW Investors, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,678,183 shares of the Stock, which constitutes approximately 12.2% of the 30,058,900 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Crandall

     Because of his position as the President and sole shareholder of Group, which is the sole general partner of FW Investors, and because of his position as President and sole shareholder of Group Investments, and because of his position as President of Group III, which is the sole general partner of FW PowerBrief, and because of his individual ownership of 2,400 shares issuable upon exercise of options, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 26,009,513 shares of the Stock, which constitutes approximately 49.7% of the 52,385,230 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

FW Investors II

     The aggregate number of shares of the Stock that FW Investors II owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,678,183, which constitutes approximately 12.2% of the 30,058,900 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

FW Genpar

     Because of its position as the sole general partner of FW Investors II, FW Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,678,183 shares of the Stock, which constitutes approximately 12.2% of the 30,058,900 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Brown

     Because of his position as the President and sole shareholder of FW Genpar, which is the sole general partner of FW Investors II, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,678,183 shares of the Stock, which constitutes approximately 12.2% of the 30,058,900 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Group Investments

     The aggregate number of shares of the Stock that Group Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,500, which constitutes less than 0.1% of the outstanding shares of the Stock.

FW PowerBrief

     The aggregate number of shares of the Stock that FW PowerBrief owns beneficially, pursuant to Rule 13d-3 of the Act, is 22,321,430 which constitutes approximately 43.9% of the 50,830,339 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Group III

     Because of its position as the sole general partner of FW PowerBrief, Group III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 22,321,430 shares of the Stock, which constitutes approximately 43.9% of the 50,830,339 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

(b)

FW Investors

     FW Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,128,192 shares of the Stock.

Group

     In its capacity as the sole general partner of FW Investors, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,128,192 shares of the Stock.

Crandall

     Because of his position as the President and sole shareholder of Group Investments, and because of his position as the President and sole shareholder of Group, which is the sole general partner of FW Investors, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,133,192 shares of the Stock.

FW Investors II

     FW Investors II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,128,192 shares of the Stock.

FW Genpar

     In its capacity as the sole general partner of FW Investors II, FW Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,128,192 shares of the Stock.

Brown

     In his capacity as the President and sole shareholder of FW Genpar, which is the sole general partner of FW Investors II, Brown has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,128,192 shares of the Stock.

Group Investments

     Group Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 shares of the Stock.

FW PowerBrief

     FW PowerBrief has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Group III

     In its capacity as the sole general partner of FW PowerBrief, Group III has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

(c)  In connection with the Merger referenced in Item 1 above, the Issuer effected a one-for-five reverse stock split which is reflected in the number of shares of the Stock reported in this filing.

     On March 27, 2001, FW PowerBrief purchased directly from the Issuer 2,232,143 shares of the Series A Stock at a purchase price of $1.12 per share. The Series A Stock is currently convertible into shares of the Stock at a ratio of ten shares of the Stock for each share of the Series A Stock.

     Except as described above, none of the Reporting Persons have effected any transactions in shares of the Stock during the past 60 days.

(d)   Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)   Not Applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding at the end thereof the following:

     The Issuer declared a dividend with a record date of December 1, 2000 pursuant to which each holder of the Stock received a warrant to purchase one-half of a share of the Stock for each share of the Stock owned on the record date (the "Dividend Warrants"). The Dividend Warrants were dated as of December 19, 2000, but will not be exercisable until February 27, 2002 (the "Benchmark Date"), the date that is one year after the effective date of the Merger. The exercise price for the Dividend Warrants has not been determined. When they become exercisable, the Dividend Warrants will have an exercise price per share of the Stock equal to 1.25 times the lesser of (i) $1.4815, and (ii) the lowest average closing price of the Stock over any consecutive 20 calendar days during the 90 calendar days after the Benchmark Date. If the amount in clause (ii) cannot be determined from the publication by the American Stock Exchange or the National Quotations Bureau LLP, the lowest average closing price for such period will be determined in good faith by the Issuer's Board of Directors. The description of the warrants contained herein is qualified in its entirety by reference to a copy of the Warrant Agreement covering the Dividend Warrants, which Warrant Agreement is hereby incorporated herein by reference in its entirety. A copy of the Warrant Agreement is attached hereto as Exhibit 99.9.

     FW PowerBrief is a party to a Preferred Stock Purchase Agreement dated March 27, 2001 by and among the Issuer, FW PowerBrief, and certain other persons and entities (the "Preferred Stock Purchase Agreement"). In connection with the Preferred Stock Purchase Agreement, FW PowerBrief also entered into a registration rights agreement (the "Registration Rights Agreement"), a voting agreement (the "Voting Agreement"), and an indemnification agreement (the "Indemnification Agreement").  The descriptions contained herein of the Preferred Stock Purchase Agreement, the Registration Rights Agreement, the Voting Agreement, and the Indemnification Agreement and the certificate of designation relating to the Series A Stock are not, and do not purport to be, complete and are qualified in their entirety by reference to such agreements which are attached hereto as Exhibits 99.10 through 99.14 and are fully incorporated herein by this reference.

     Preferred Stock Purchase Agreement

     As described under Item 5(c) above, FW PowerBrief purchased shares of the Series A Stock from the Issuer on March 27, 2001 pursuant to the Preferred Stock Purchase Agreement. The Series A Stock purchased by FW PowerBrief is currently convertible into shares of the Stock at a rate of ten shares of the Stock for each share of the Series A Stock, based on a liquidation preference of $1.12 per share and a conversion price of $.112 per share, which is subject to adjustment as set forth in the Certificate of Designation and Determination of Rights and Preferences of the Series A Stock (the "Certificate of Designation").

     Certificate of Designation

     The Certificate of Designation provides the holders of the Series A Stock the number of votes equal to the number of whole shares of the Stock into which a share of the Series A Stock could be converted at the record date for the determination of shareholders entitled to vote on the relevant matter or, if no record date is established, the date such vote is taken or any written consent of shareholders is solicited. Each holder of the Series A Stock has full voting rights and powers equal to the voting rights and powers of the holders of the Stock, and except as expressly provided in the Certificate of Designation, the holders of the Series A Stock and the holders of the Stock shall vote together and not as separate classes.  The holders of the Series A Stock, voting as a separate series, are entitled to elect two directors.

     The Series A Stock is convertible into shares of the Stock at any time or from time to time at a ratio determined by dividing the liquidation value of the Series A Stock (including the stated liquidation preference and accrued but unpaid dividends) by the conversion price. The initial liquidation value of the Series A Stock is $1.12 per share, while the initial conversion price is $0.112 per share, in both cases subject to adjustment as provided in the Certificate of Designation. The holders of the Series A Stock are entitled to receive cumulative cash dividends at a rate per annum of $.0896 per share, subject to adjustment. At the option of the Issuer, dividends on the Series A Stock may be paid, instead of in cash, in whole or in part, on declaration of the Board of Directors, in additional shares of the Series A Stock.

     Registration Rights Agreement

     The Registration Rights Agreement entitles holders of the Series A Stock, shares of the Stock issuable or issued upon conversion of the Series A Stock, and other shares of the Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of the Series A Stock or shares of common stock issuable upon conversion thereof, certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Rights Agreement requires the Company to use its best efforts to effect a registration to permit the sale of Registrable Securities upon written demand from holders of at least 20% of the Registrable Securities then outstanding. The Company is required to use its best efforts to cause such Registration Statement to become effect as soon as reasonably practicable and to keep such Registration Statement continuously effective unless and until Rule 144 under the Securities Act would permit the public sale of all of the Registrable Securities during a three-month period without registration.

     Voting Agreement

     FW PowerBrief, FW Investors, FW Investors II, and the Issuer are parties to the Voting Agreement. Pursuant to the Voting Agreement, FW PowerBrief, FW Investors and FW Investors II have agreed to vote or to act with respect to their shares so as to elect (a) a certain number of members of the Issuer's board of directors designated by Keystone, Inc. (an entity associated with the Reporting Persons) or its affiliates (the "Keystone Directors"), one such member to be Scott Hancock ("Hancock"), with the number of Keystone Directors to be determined by multiplying the total number of members of the Issuer's Board of Directors by the quotient obtained by dividing (i) the total number of shares of Series A Stock and shares of the Stock held by Keystone and the Reporting Persons on an as-converted basis, by (ii) the total number of the Issuer's shares of Series A Stock and shares of the Stock on an as-converted basis then actually issued and outstanding; provided that the number of such directors shall be no less than one; (b) one member of the Issuer's board of directors designated by the Issuer's senior management team, and (c) one independent member of the Issuer's board of directors unanimously designated by the members of the board designated pursuant to (a) and (b).  Hancock is currently a member of the Issuer's Board of Directors, having served in that capacity as a representative of certain of the Reporting Persons since December of 1997.

     Indemnification Agreement

     FW PowerBrief, the Issuer, and Hancock are parties to the Indemnification Agreement, which provides that the Issuer shall indemnify both Hancock and FW PowerBrief (each an "Indemnitee" and together the "Indemnitees"), to the fullest extent permitted by law with respect to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Issuer, arising (i) by reason of the fact that either of the Indemnitees is or was a director, officer or shareholder of the Issuer, (ii) by reason of any action or inaction on the part of either of the Indemnitees while a director, officer, controlling person, shareholder, fiduciary, employee or agent of the Issuer, or (iii) by reason of the fact that either Indemnitee is or was may be deemed to be serving at the request of the Issuer as a director, officer, agent or in a similar capacity with respect to another corporation or business enterprise.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

99.1      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

99.2     Securities Purchase Agreement dated as of December 12, 1997 between Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors, L.P. and Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, previously filed.

99.3     Limited Partnership Agreement of FW Integrated Investors, L.P., previously filed.

99.4     Limited Partnership Agreement of FW Integrated Investors II, L.P., previously filed.

99.5     Agreement dated July 24, 2000, between FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, regarding the conversion of the Issuer's Series B Preferred stock, previously filed.

99.6     Letter dated July 26, 2000, to Robert L. Stein of Chartwell Capital Management, Inc. from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. regarding the conversion of the Issuer's Series A and Series B Preferred stock, previously filed.

99.7     Letters dated August 1, 2000, from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. to Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series B Preferred Stock, and from Chartwell Capital Investors, L.P. to Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series A Preferred Stock, previously filed.

99.8     Letter dated July 31, 2000, from Weil, Gotshal & Manges LLP to Jose E. Kauachi regarding the July 24, 2000 Agreement, previously filed.

99.9     Warrant Agreement between Integrated Orthopaedics, Inc. and Continental Stock Transfer & Trust Company, dated as of December 19, 2000, filed herewith.

99.10    Preferred Stock Purchase Agreement between PowerBrief, Inc. and various investors, dated March 27, 2001, filed herewith.

99.11    Certificate of Designation and Determination of Rights and Preferences of Convertible Preferred Stock, Series A, of Powerbrief, Inc., dated March 22, 2001, filed herewith.

99.12    Registration Rights Agreement between PowerBrief, Inc. and FW PowerBrief Investors, L.P., dated March 27, 2001, filed herewith.

99.13    Voting Agreement between PowerBrief, Inc. and shareholders of the Issuer, dated March 27, 2001, filed herewith.

99.14    Indemnification Agreement between PowerBrief, Inc., Scott Hancock and FW PowerBrief Investors, L.P., dated March 27, 2001, filed herewith.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:     April 16, 2001

FW INTEGRATED ORTHOPAEDICS
  INVESTORS, L.P.

By: Group 31, Inc., general partner

By: /s/ J. Taylor Crandall
J. Taylor Crandall
President

GROUP 31, INC.

By: /s/ J. Taylor Crandall
    J. Taylor Crandall
President

/s/ J. Taylor Crandall
J. Taylor Crandall

FW INTEGRATED ORTHOPAEDICS
  INVESTORS II, L.P.

By: FW Group Genpar, Inc.,
general partner

By: /s/ David G. Brown
David G. Brown
President

FW GROUP GENPAR, INC.

By: /s/ David G. Brown
      David G. Brown
President

/s/ David G. Brown
David G. Brown

GROUP SPECIAL INVESTMENTS, INC.

By: /s/ J. Taylor Crandall
J. Taylor Crandall
President

FW POWERBRIEF INVESTORS, L.P.

By: Group III 31, L.L.C., general partner

By: /s/ J. Taylor Crandall
J. Taylor Crandall
President

GROUP III 31, L.L.C.

By: /s/ J. Taylor Crandall
    J. Taylor Crandall
     President

                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

99.1      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.

99.2     Securities Purchase Agreement dated as of December 12, 1997, between Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors, L.P. and Integrated Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, previously filed.

99.3     Limited Partnership Agreement of FW Integrated Investors, L.P., previously filed.

99.4     Limited Partnership Agreement of FW Integrated Investors II, L.P., previously filed.

99.5     Agreement dated July 24, 2000, between FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. and other parties named herein, regarding the conversion of the Issuer's Series B Preferred stock, previously filed.

99.6     Letter dated July 26, 2000, to Robert L. Stein of Chartwell Capital Management, Inc. from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. regarding the conversion of the Issuer's Series A and Series B Preferred stock, previously filed.

99.7     Letters dated August 1, 2000, from FW Integrated Orthopaedics Investors, L.P. and FW Integrated Orthopaedics Investors II, L.P. to Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series B Preferred Stock, and from Chartwell Capital Investors, L.P. to Integrated Orthopaedics, Inc. regarding the conversion of the Issuer's Series A Preferred Stock, previously filed.

99.8     Letter dated July 31, 2000, from Weil, Gotshal & Manges LLP to Jose E. Kauachi regarding the July 24, 2000 Agreement, previously filed.

99.9     Warrant Agreement between Integrated Orthopaedics, Inc. and Continental Stock Transfer & Trust Company, dated as of December 19, 2000, filed herewith.

99.10    Preferred Stock Purchase Agreement between PowerBrief, Inc. and various investors, dated March 27, 2001, filed herewith.

99.11    Certificate of Designation and Determination of Rights and Preferences of Convertible Preferred Stock, Series A, of Powerbrief, Inc., dated March 22, 2001, filed herewith.

99.12    Registration Rights Agreement between PowerBrief, Inc. and FW PowerBrief Investors, L.P., dated March 27, 2001, filed herewith.

99.13    Voting Agreement between PowerBrief, Inc. and shareholders of the Issuer, dated March 27, 2001, filed herewith.

99.14    Indemnification Agreement between PowerBrief, Inc., Scott Hancock and FW PowerBrief Investors, L.P., dated March 27, 2001, filed herewith.